NEWS RELEASE

EMX Royalty Announces Commencement of Normal Course Issuer Bid

Vancouver, British Columbia, February 7, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that it has received approval from the TSX Venture Exchange ("TSXV") of its Notice of Intention to Make a Normal Course Issuer Bid (the "NCIB").

Under the NCIB, the Company may purchase for cancellation up to 5,000,000 common shares (the "Shares") (representing approximately 4.45% of its issued and outstanding Shares, being 112,234,040 Shares, as of January 24, 2024) over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025.

EMX believes that from time to time, the market price of its Shares may not reflect their underlying value and that the purchase of its Shares will enhance shareholder value and increase liquidity of the Shares. The Company intends to fund the purchases out of available cash.

All purchases made pursuant to the NCIB will be made through the facilities of the TSXV, NYSE American Stock Exchange ("NYSE American"), other designated exchanges and/or alternative Canadian trading systems or by such other means as may be permitted by applicable securities laws. The NCIB will be made in accordance with the applicable rules and policies of the TSXV, NYSE American and applicable Canadian and United States securities laws. The price that EMX will pay for Shares in open market transactions will be the market price at the time of purchase. Any Shares that are purchased under the NCIB will be cancelled. The actual number of Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. The Company is not obligated to purchase any particular number of Shares under the NCIB and the NCIB may be modified or suspended at the Company's discretion.

EMX has appointed National Bank Financial Inc. to make purchases under the NCIB on its own behalf.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSXV and the NYSE American under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding EMX's proposed normal course issuer bid and the timing, number and price of Shares that may be purchased under the normal course issuer bid, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to the market price of the Shares being too high to ensure that purchases benefit the Company and its shareholders, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com